LAZARD GROUP LLC
30 ROCKEFELLER PLAZA
NEW YORK, NY 10020
PHONE (212) 632-6523
FAX (212) 332-5972
bill.white@lazard.com

July 20, 2011

VIA EDGAR AND FACSIMILE

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Lazard Group LLC
Registration Statement on Form S-3
Filed May 26, 2011
File No. 333-174547

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lazard Group LLC ( the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended (the “Registration Statement”), so that the Registration Statement may become effective on Friday, July 22, 2011, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

It would be appreciated if, as a soon as the Registration Statement is declared effective, you would so inform Erik R. Tavzel at Cravath, Swaine & Moore LLP at (212) 474-1796, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

/s/ William J. White
William J. White
Senior Vice President,
Assistant Secretary & Counsel